UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Completion of the Acquisition of Prudential Life and Addition as a New Subsidiary

On August 31, 2020, KB Financial Group Inc. (“KB Financial Group”) disclosed that it had completed the acquisition of Prudential Life Insurance Company of Korea Ltd. (“Prudential Life”), a provider of life insurance services in Korea, and added it as a new first-tier subsidiary.

•	Details of the acquisition of Prudential Life:

1.	Date of completion: August 31, 2020

2.	Number of shares acquired: 15,000,000 shares

3.	Ownership ratio: 100%

4.	Purchase price (KRW): 2,299,540,742,687

5.	Ratio of purchase price to KB Financial Group’s shareholders’ equity (on a consolidated basis as of December 31, 2019): 5.88%

6.	Other information

•

The purchase price above consists of the base purchase price (KRW2,265.0 billion) plus a fixed interest amount accrued on such base purchase price up to the date of the completion of the acquisition (KRW75.0 billion), less leakage adjustments during the period (KRW40.5 billion).

•	Details of the addition of Prudential Life as new subsidiary:

1.	Date of addition: August 31, 2020

2.	Ratio of purchase price to KB Financial Group’s total assets (on a separate basis as of December 31, 2019): 9.1%

3.	Total number of first-tier subsidiaries after addition: 13

4.	Information regarding Prudential Life:

A.	Primary areas of business: Life insurance services

B.	Key financial figures as of December 31, 2019 (KRW in millions):

•	Total Assets: 21,079,423

•	Total Liabilities: 18,165,886

•	Total Stockholders’ Equity: 2,913,536

•	Total Share Capital: 150,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 31, 2020	By:	/s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer